Exhibit 99.1
YINGLI GREEN ENERGY REPORTS FOURTH QUARTER AND
FULL YEAR 2008 RESULTS
BAODING, China — February 10, 2009 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading vertically integrated photovoltaic (“PV”) product manufacturers, today announced its unaudited consolidated financial results for the fourth quarter and full year ended December 31, 2008.
Fourth Quarter 2008 Consolidated Financial and Operating Highlights
•	PV module shipments totaled 78.8 MW.

•	Total net revenues were RMB 1,761.2 million (US$258.1 million).

•	Gross profit was RMB 232.9 million (US$34.1 million) and gross margin was 13.2%.

•	Operating income was RMB 97.8 million (US$14.3 million) and operating margin was 5.6%.

•	Net income was RMB 100.6 million (US$14.7 million) and diluted earnings per ordinary share and per American depositary share (“ADS”) were RMB 0.79 (US$0.12).

•	On an adjusted non-GAAP[1] basis, net income was RMB 126.8 million (US$18.6 million) and diluted earnings per ordinary share and per ADS were RMB 0.99 (US$0.15).
Full Year 2008 Consolidated Financial and Operating Highlights
•	PV module shipments were 281.5 MW, compared to the Company’s previous guidance of 270 MW to 280 MW.

•	Total net revenues were RMB 7,553.0 million (US$1,107.1 million), compared to the Company’s previous guidance of US$1,053 million to US$1,106 million.

•	Gross profit was RMB 1,629.6 million (US$238.9 million).

•	Net income was RMB 682.1 million (US$100.0 million) and fully diluted earnings per ordinary share and per ADS were RMB 5.27 (US$0.77).

•	On an adjusted non-GAAP[1] basis, net income for the full year 2008 was RMB 782.8 million (US$114.7 million) and fully diluted earnings per ordinary share and per ADS were RMB 6.04 (US$0.89).

•	New sales contracts bring total PV module sales under contract for delivery in 2009 to 317.4 MW.
“In spite of difficult global economic and market conditions, we are pleased to report that we exceeded our shipment volume and total net revenue targets for the full year 2008,”

[1]	All non-GAAP measures exclude share-based compensation and amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interest in Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), an operating subsidiary of the Company. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this earnings release.

commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy. “We continue to see the benefits of our vertically integrated model, which allows us to bring our high quality modules to market at competitive prices, and believe that Yingli Green Energy is well-positioned to capture additional market share in 2009. To further enhance our position in the increasingly competitive PV industry, we will continue pursuing initiatives to enhance our product quality, brand recognition and our sales and distribution channels around the world.”
“To strengthen our market presence and enhance our comprehensive customer service, we have established offices and subsidiaries in key markets including Germany, Spain, Italy and the United States. In addition, Yingli Green Energy entered into a long term strategic cooperation with TÜV Rheinland (Shanghai) Co., Ltd. Under the strategic partnership, TÜV Rheinland will conduct periodic factory inspections to review production, testing and calibration procedures and assist Yingli Green Energy in certification planning and execution to support new product introductions, which will provide our customers with an additional level of quality assurance,” Mr. Miao continued.
“Our recent acquisition of Cyber Power and its polysilicon manufacturing subsidiary, Fine Silicon, is a key step toward the full vertical integration of our manufacturing processes. We believe this acquisition will not only help us secure high quality polysilicon to meet our customers’ demands for top quality PV products but will also help control and stabilize our polysilicon costs to improve our margins as well as further increase visibility to achieving grid parity,” Mr. Miao continued.
“Furthermore, to be better positioned to face challenges during this economic downturn, we have been actively sourcing additional capital to support the execution of our strategic business plan and have recently completed a number of financing transactions with domestic and overseas financial institutions.”
“We remain confident in the long-term fundamentals of the solar industry and believe our steady progress towards grid parity, combined with the supportive renewable energy policies of major governments around the world, should position us to emerge as an even stronger player,” Mr. Miao concluded.
Fourth Quarter 2008 Financial Results
Total Net Revenues
Total net revenues were RMB 1,761.2 million (US$258.1 million) in the fourth quarter of 2008, a decrease of 20.3% from RMB 2,209.8 million in the third quarter of 2008 and an increase of 21.2% from RMB 1,453.2 million in the fourth quarter of 2007. The decrease from the third quarter of 2008 was primarily due to a lower average selling price and slightly lower shipment volume. The average selling price for PV modules2 in the fourth quarter of 2008 was US$3.19 per watt, a decrease of 21.0% from US$4.04 per watt in the third quarter of 2008. Total PV module shipments decreased 1.5% to 78.8 MW in the fourth quarter of 2008 from 80.0 MW in the third quarter of 2008. The decreases in both average selling price and shipments were mainly caused by weakened demand as the result of weakened macroeconomic conditions, including changes in the feed-in tariff policy in Spain and tighter credit for PV system project

[2]	We compute average selling price of PV modules per watt for a given period as the total sales of PV modules divided by the total watts of the PV modules sold during such period, and translated into U.S. dollars at the noon buying rate at the end of such period as certified for customs purpose by the Federal Reserve Bank of New York.

financing. Furthermore, as a majority of the Company’s PV module shipments were under contracts denominated in Euros, average selling price was also negatively impacted by the depreciation of the Euro against the Renminbi in the fourth quarter of 2008.
Gross Profit and Gross Margin
Gross profit in the fourth quarter of 2008 was RMB 232.9 million (US$34.1 million), a decrease of 52.7% from RMB 492.6 million in the third quarter of 2008 and a decrease of 35.2% from RMB 359.6 million in the fourth quarter of 2007. Gross margin was 13.2% in the fourth quarter of 2008, down from 22.3% in the third quarter of 2008 and 24.7% in the fourth quarter of 2007. The decrease in gross margin was primarily due to the decrease in the average selling price caused primarily by weakened macroeconomic conditions and the depreciation of the Euro against the Renminbi, and was partially offset by the reduced unit cost of PV modules resulting from lower cost of blended polysilicon in the fourth quarter of 2008 and lower polysilicon usage per watt achieved through the Company’s continued research and development efforts.
Operating Expenses
Operating expenses in the fourth quarter of 2008 were RMB 135.1 million (US$19.8 million), compared to RMB 115.5 million in the third quarter of 2008 and RMB 92.6 million in the fourth quarter of 2007. Operating expenses as a percentage of total net revenues increased to 7.7% in the fourth quarter of 2008 from 5.2% in the third quarter of 2008 and 6.4% in the fourth quarter of 2007. The increase in operating expenses as a percentage of total net revenues was primarily attributable to higher research and development expenses, increased general and administrative expenses relating to financing transactions recognized in the fourth quarter of 2008, and decreased total net revenues.
Operating Income and Margin
Operating income in the fourth quarter of 2008 was RMB 97.8 million (US$14.3 million), a decrease of 74.1% from RMB 377.1 million in the third quarter of 2008 and a decrease of 63.4% from RMB 267.0 million in the fourth quarter of 2007. Operating margin decreased to 5.6% in the fourth quarter of 2008 from 17.1% in the third quarter of 2008 and 18.4% in the fourth quarter of 2007.
Interest Expense
Interest expense was RMB 48.5 million (US$7.1 million) in the fourth quarter of 2008, compared to RMB 31.6 million in the third quarter of 2008 and RMB 19.6 million in the fourth quarter of 2007. The increase in interest expense was consistent with both the increase in short-term borrowings from RMB 1,794.9 million as of September 30, 2008 to RMB 2,044.2 million (US$299.6 million) as of December 31, 2008 and the increase in long-term bank borrowings from RMB 340.9 million as of September 30, 2008 to RMB 663.0 million (US$97.2 million) as of December 31, 2008. The weighted average interest rate for these borrowings in the fourth quarter of 2008 was 7.18%, which increased from 6.76% in the third quarter of 2008.
Foreign Currency Exchange Gain (Loss)
Foreign currency exchange gain was RMB 68.7 million (US$10.1 million) in the fourth quarter of 2008, compared to a foreign currency exchange loss of RMB 133.1 million in the third quarter of 2008 and a foreign currency exchange loss of RMB 29.2 million in the fourth quarter of 2007. The foreign currency exchange gain in the fourth quarter of 2008 was primarily due to a gain of RMB 107.0 million from foreign currency forward contracts realized in the fourth quarter of 2008, which was partially offset by an exchange loss of RMB 38.3 million from foreign currency denominated transactions, primarily accounts receivables and raw material prepayments denominated in Euros, as the Euro depreciated by 3.41% against the Renminbi in the fourth quarter of 2008.
Income Tax Benefit (Expense)
Income tax benefit was RMB 17.0 million (US$2.5 million) in the fourth quarter of 2008, compared to RMB 0.2 million in the third quarter of 2008 and an income tax expense of RMB 15.3 million in the fourth quarter of 2007. The increase in income tax benefit was mainly due to a decrease of RMB 14.5 million (US$2.1 million) in enterprise income tax expense, which resulted from a decrease in the estimated future income tax rates since Tianwei Yingli and Yingli Energy (China) Co., Ltd (“Yingli China”), the Company’s wholly-owned subsidiary, were recognized by the Chinese government in December 2008 as “High and New Technology Enterprises” entitled to a preferential enterprise income tax rate of 15% under the PRC Enterprise Income Tax Law.
Net Income
As a result of the factors discussed above, net income was RMB 100.6 million (US$14.7 million) in the fourth quarter of 2008, a decrease of 33.3% from RMB 150.8 million in the third quarter of 2008 and a decrease of 27.3% from RMB 138.4 million in the fourth quarter of 2007. Diluted earnings per ordinary share and per ADS were RMB 0.79 (US$0.12) in the fourth quarter of 2008, compared to RMB 1.17 in the third quarter of 2008.
On an adjusted non-GAAP basis, which excludes share-based compensation and amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interest in Tianwei Yingli, an operating subsidiary of the Company, net income was RMB 126.8 million (US$18.6 million) in the fourth quarter of 2008, down 27.7% from RMB 175.3 million in the third quarter of 2008. Adjusted non-GAAP diluted earnings per ordinary share and per ADS were RMB 0.99 (US$0.15) in the fourth quarter of 2008, compared to RMB 1.35 in the third quarter of 2008.
Balance Sheet Analysis
As of December 31, 2008, Yingli Green Energy had RMB 1,108.9 million (US$162.5 million) in cash and RMB 3,224.1 million (US$472.6 million) in working capital, compared to RMB 737.1 million in cash and RMB 3,372.8 million in working capital as of September 30, 2008. Short-term borrowings increased from RMB 1,794.9 million in the third quarter of 2008 to RMB 2,044.2 million (US$299.6 million) in the fourth quarter of 2008. Long-term bank borrowings increased from RMB 340.9 million in the third quarter of 2008 to RMB 663.0 million (US$97.2 million) in the fourth quarter of 2008. As of the date of this press release, the Company had approximately RMB 4,545 million in authorized lines of credit, of which RMB 3,040 million had been utilized. Days sales outstanding was 75 days in the fourth quarter of 2008, compared to 48 days in the third quarter of 2008, primarily as a result of weakened macroeconomic conditions.
Full Year 2008 Results
Total Net Revenues
Total net revenues for the full year 2008 were RMB 7,553.0 million (US$1,107.1 million), which increased by 86.1% from RMB 4,059.3 million in the year of 2007. The increase was primarily due to a significant rise in total shipments of PV modules, which increased to

281.5 MW in 2008 from 142.5 MW in 2007. The increase in total shipments was primarily due to the Company’s expanded sales and marketing efforts in Europe, supported by the completion of an additional 200 MW of total production capacity of polysilicon ingots and wafers, PV cells and PV modules in September 2008. The average selling price for PV modules for the full year 2008 was US$3.88 per watt, slightly higher than US$3.86 per watt in 2007.
Gross Profit and Margin
Gross profit for the full year 2008 was RMB 1,629.6 million (US$238.9 million), which increased by 70.3% from RMB 956.8 million in the year of 2007. Gross margin was 21.6% for the full year 2008, compared to 23.6% in 2007. The decrease in gross margin for the full year 2008 was primarily due to the lower gross margin in the fourth quarter of 2008, which was the result of significantly weakened macroeconomic conditions in the fourth quarter of 2008 and the depreciation of the Euro and the U.S. dollar against the Renminbi.
Operating Expenses
Operating expenses for the full year 2008 were RMB 476.3 million (US$69.8 million), an increase of 71.8% from RMB 277.3 million in 2007. The increase in operating expenses was primarily due to higher research and development expenses and increased marketing and promotional efforts resulting from the Company’s expanded scale of operations. Operating expenses as a percentage of revenue decreased to 6.3% in the full year 2008 from 6.8% in the year of 2007, primarily due to economies of scale and better control of sales and marketing expenses and general and administrative expenses.
Interest Expense
Interest expense for the full year 2008 was RMB 149.2 million (US$21.9 million), an increase of 130.1% from RMB 64.8 million in 2007. The increase in interest expense was consistent with the increase in short-term borrowings from RMB 1,261.3 million as of December 31, 2007 to RMB 2,044.2 million (US$299.6 million) as of December 31, 2008 and the increase in long-term bank borrowings from nil as of December 31, 2007 to RMB 663.0 million (US$97.2 million) as of December 31, 2008. The weighted average interest rate for these borrowings in the 2008 was 6.61%, which increased from 5.97% in 2007.
Income Tax Benefit (Expense)
Income tax benefit was RMB 19.5 million (US$2.9 million) for the full year 2008, compared to an income tax expense of RMB 12.9 million for the full year 2007. The increase in income tax benefit was mainly due to a decrease of RMB 14.5 million (US$2.1 million) in enterprise income tax expense, which resulted from a decrease in the estimated future income tax rates since Tianwei Yingli and Yingli China were recognized by the Chinese government in December 2008 as “High and New Technology Enterprises” entitled to a preferential enterprise income tax rate of 15% under the PRC Enterprise Income Tax Law.
Net Income
Net income was RMB 682.1 million (US$100.0 million) and fully diluted earnings per ordinary share and per ADS were RMB 5.27 (US$0.77) for the full year 2008.
On an adjusted non-GAAP basis, which excludes share-based compensation and amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interest in Tianwei Yingli, net income was RMB 782.8 million

(US$114.7 million) for the full year 2008. Adjusted non-GAAP fully diluted earnings per ordinary share and per ADS were RMB 6.04 (US$0.89) for the full year 2008.
Fourth Quarter 2008 and Recent Business Highlights
Sales
•	As of the date of this press release, the Company had signed sales contracts for the delivery of approximately 317.4 MW of PV modules in 2009.
Financing
•	Yingli China entered into a credit agreement with a fund managed by Asia Debt Management Hong Kong Limited for a three-year loan facility of up to US$80.0 million.

•	In connection with its acquisition of Cyber Power, the Company committed to issue senior secured convertible notes totaling up to US$50.0 million to Trustbridge Partners II, L.P., US$20.0 million of which has been issued.

•	Yingli China entered into an eight-year US$70 million loan agreement with China Development Bank.

•	Tianwei Yingli entered into a new credit line trade finance facility agreement with the Export-Import Bank of China (“China Eximbank”), which brought the aggregate credit line available from China Eximbank to RMB 1.0 billion or its U.S. dollar equivalent.

•	Long term credit facility agreement, entered into with DEG - Deutsche Investitions - und Entwicklungsgesellschaft mbH and the Netherlands Development Finance Company, expanded to US$75 million with the inclusion of The Société de Promotion et de Participation pour la Coopération Economique to the lending group.
Others
•	Appointment of a new Chief Technology Officer, Dr. Dengyuan Song, who has more than 27 years of experience in the research and development of photovoltaic cells, silicon materials and semiconductor PV devices.

•	Tianwei Yingli and Yingli China were recognized by the Chinese government as “High and New Technology Enterprises” entitled to a preferential enterprise income tax rate of 15% for three years under the PRC Enterprise Income Tax Law.

•	Completion of US$77.6 million acquisition of Cyber Power Group Limited, which, through its principal operating subsidiary in China, Fine Silicon Co., Ltd., plans to begin production of solar-grade polysilicon in the second half of 2009.

•	Appointment of a new Vice President of Technology, Mr. Jingfeng Xiong, a highly respected executive and engineer with a wealth of theoretical knowledge and practical experience in research and development and manufacturing at Yingli Green Energy.

•	Entered into memorandum of understanding with TÜV Rheinland (Shanghai) Co., Ltd. to form a strategic partnership covering a range of quality control initiatives at the Company.

Business Outlook for Full Year 2009
Based on current market and operating conditions, estimated production capacity and forecasted customer demand, as well as current exchange rates for the U.S. dollar, Euro and Renminbi, the Company reaffirms that its PV module shipment target is expected to be in the estimated range of 550 MW to 600 MW for fiscal year 2009, which represents an increase of 96.1% to 113.9% compared to fiscal year 2008, subject to, among other factors, the successful installation and ramp-up of the Company’s additional 200 MW planned expansion in the third quarter of 2009.
In addition, after taking into consideration the Company’s mid- to long-term virgin polysilicon supply agreements, estimated polysilicon prices in 2009, the negative impact of expected decreases in the average selling price of PV modules and further depreciation of the Euro against the U.S. dollar, the Company currently expects that its gross margin target for fiscal year 2009 to be in the estimated range of 22% to 24%.
Non-GAAP Financial Measures
To supplement the financial measures calculated in accordance with generally accepted accounting principals in the United States, or GAAP, this press release includes certain non-GAAP financial measures of adjusted net income and adjusted diluted earnings per ordinary share and per ADS, each of which is adjusted to exclude items related to share-based compensation and amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interest in Tianwei Yingli, an operating subsidiary of the Company. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such items are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.
Currency Convenience Translation
The conversion of Renminbi into U.S. dollars for the fourth quarter and full year 2008 in this earnings release, made solely for the purpose of reader’s convenience, is based on the noon buying rate in the New York City for cable transfers of Renminbi as certified for customs purpose by the Federal Reserve Bank of New York as of December 31, 2008, which was RMB 6.8225 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at such rate, or at any other rate. The percentages stated in this earnings release are calculated based on Renminbi.

Conference Call
Yingli Green Energy will host a conference call and live webcast to discuss the results on February 10, 2009 at 8:00 AM Eastern Standard Time (EST), which corresponds to the same day at 9:00 PM Beijing/Hong Kong time.
The dial-in details for the live conference call are as follows:
•	U.S. Toll Free Number: +1.800.561.2731

•	International dial-in number: +1.617.614.3528

•	Passcode: 35324157#
A live and archived webcast of the conference call will be available on the Investor Relations section of Yingli Green Energy’s website at http://www.yinglisolar.com for three months.
A replay of the conference call will be available until February 24, 2009 by dialing:
•	U.S. Toll Free Number: +1-888-286-8010

•	International dial-in number: +1-617-801-6888

•	Passcode: 99429985#
About Yingli Green Energy
Yingli Green Energy Holding Company Limited is one of the world’s leading vertically integrated PV product manufacturers. Through Baoding Tianwei Yingli New Energy Resources Co., Ltd., an operating subsidiary of the Company, Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or operate on a stand-alone basis. With 400 MW of total annual production capacity in each of polysilicon ingots and wafers, PV cells and PV modules, Yingli Green Energy is currently one of the largest manufacturers of PV products in the world as measured by annual production capacity. Additionally, Yingli Green Energy is one of a limited number of large-scale PV companies in the world to have adopted a vertically integrated business model. Through its wholly owned subsidiary, Yingli Energy (China) Co., Ltd., Yingli Green Energy currently plans to expand annual production capacity of polysilicon ingots and wafers, PV cells and PV modules to 600 MW in the third quarter of 2009. The Company, through Fine Silicon Co., Ltd., its wholly owned subsidiary, also plans to begin production of solar-grade polysilicon in the second half of 2009. Yingli Green Energy sells PV modules under its own brand name, Yingli Solar, to PV system integrators and distributors located in various markets around the world, including Germany, Spain, Italy, South Korea, Belgium, France, China and the United States. For more information, please visit www.yinglisolar.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
In China:
Qing Miao
Director, Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86-312-3100-502
Email: ir@yinglisolar.com
Courtney Shike
Brunswick Group LLC
Tel: +86-6566-2256
Email: yingli@brunswickgroup.com
In the United States:
Susan Stillings
Brunswick Group LLC
Tel: +1-212-333-3810
Email: sstillings@brunswickgroup.com

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31, 2007	As of December 31, 2008
	RMB	RMB	US$
ASSETS
Current assets:
Cash and restricted cash	968,241	1,218,148	178,549
Accounts receivable, net	1,244,868	1,464,973	214,727
Inventories	1,261,207	2,040,731	299,118
Prepayments to suppliers	1,056,776	774,014	113,450
Prepaid expenses and other current assets	543,133	564,154	82,690

Total current assets	5,074,225	6,062,020	888,534

Prepayments to supplier	637,270	674,164	98,815
Property, plant and equipment, net	1,479,829	3,385,682	496,252
Land use rights	54,972	63,022	9,237
Goodwill and intangible assets, net	359,184	666,429	97,681
Investment in and advances to an affiliate	20,731	192,537	28,221
Long-term other assets	47,786	42,612	6,246

Total assets	7,673,997	11,086,466	1,624,986

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	1,261,275	2,044,200	299,626
Accounts payable	158,077	628,903	92,181
Other current liabilities and accrued expenses	61,025	93,098	13,646
Advances from customers	22,147	51,933	7,612
Dividend payable	10,956	10,956	1,606
Other amounts due to related parties	6,097	8,864	1,299

Total current liabilities	1,519,577	2,837,954	415,970

Deferred income taxes	56,520	54,587	8,001
Deferred income	22,010	14,346	2,103
Convertible senior notes	1,262,734	1,241,908	182,031
Long-term bank borrowings	—	662,956	97,172
Accrued warranty cost-excluding current portion	56,532	114,692	16,811
Total liabilities	2,917,373	4,926,443	722,088

Minority interests	754,799	1,393,746	204,287

Shareholders’ equity:
Ordinary shares	9,884	9,922	1,454
Additional paid-in capital	3,620,827	3,681,342	539,588
Accumulated other comprehensive income	12,197	33,966	4,979
Retained earnings	358,917	1,041,047	152,590

Total shareholders’ equity	4,001,825	4,766,277	698,611

Total liabilities, minority interests and shareholders’ equity	7,673,997	11,086,466	1,624,986

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Income Statements
(In thousands, except for share, ADS, per share and per ADS data)

	Three months ended
	December 31, 2007	September 30, 2008	December 31, 2008
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	1,430,398	2,193,203	1,716,180	251,547
Sales of PV systems	1,386	2,809	19,940	2,923
Other revenues	21,372	13,765	25,079	3,676

Total net revenues	1,453,156	2,209,777	1,761,199	258,146
Cost of revenues:
Cost of PV modules sales	(1,068,979)	(1,710,361)	(1,503,267)	(220,340)
Cost of PV systems sales	(1,009)	(2,047)	(14,145)	(2,073)
Cost of other revenues	(23,581)	(4,731)	(10,853)	(1,591)

Total cost of revenues	(1,093,569)	(1,717,139)	(1,528,265)	(224,004)

Gross profit	359,587	492,638	232,934	34,142
Selling expenses	(34,721)	(35,347)	(35,514)	(5,205)
General and administrative expenses	(56,447)	(60,458)	(76,381)	(11,196)
Research and development expenses	(1,468)	(19,702)	(23,243)	(3,407)

Total operating expenses	(92,636)	(115,507)	(135,138)	(19,808)

Income from operations	266,951	377,131	97,796	14,334
Other income (expense):
Interest expense	(19,646)	(31,598)	(48,477)	(7,105)
Interest income	2,821	2,067	3,747	549
Foreign currency exchange gain (loss)	(29,152)	(133,056)	68,664	10,064
Other income (expense)	(455)	580	414	61

Income before income taxes and minority interests	220,519	215,124	122,144	17,903
Income tax benefit (expense)	(15,271)	234	17,012	2,494

Income before minority interests	205,248	215,358	139,156	20,397
Minority interests	(66,860)	(64,544)	(38,572)	(5,654)

Net income	138,388	150,814	100,584	14,743

Basic	126,923,609	127,447,821	127,447,821	127,447,821
Diluted	129,801,733	129,410,578	128,119,081	128,119,081

Earnings per share and per ADS
Basic	1.09	1.18	0.79	0.12
Diluted	1.07	1.17	0.79	0.12
Reconciliation of Non-GAAP measures to GAAP measures

	Three months ended
	December 31, 2007	September 30, 2008	December 31, 2008
	RMB	RMB	RMB	US$
Non-GAAP income	157,288	175,307	126,750	18,578
Share-based compensation	(6,430)	(10,854)	(12,880)	(1,888)
Amortization of intangible assets	(12,470)	(13,639)	(13,286)	(1,947)

Net income	138,388	150,814	100,584	14,743

Non-GAAP diluted earnings per share and per ADS	1.21	1.35	0.99	0.15
Share-based compensation per share and per ADS	(0.05)	(0.07)	(0.09)	(0.01)
Amortization of intangible assets per share and per ADS	(0.09)	(0.11)	(0.11)	(0.02)

Diluted earnings per share and per ADS	1.07	1.17	0.79	0.12

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Income Statements
(In thousands, except for share, ADS, per share and per ADS data)

	Year ended
	December 31, 2007	December 31, 2008
	RMB	RMB	US$
Net revenues:
Sales of PV modules	4,015,788	7,445,790	1,091,358
Sales of PV systems	1,952	27,584	4,043
Other revenues	41,583	79,641	11,673

Total net revenues	4,059,323	7,553,015	1,107,074
Cost of revenues:
Cost of PV modules sales	(3,055,474)	(5,851,212)	(857,634)
Cost of PV systems sales	(1,493)	(19,241)	(2,820)
Cost of other revenues	(45,516)	(52,953)	(7,762)

Total cost of revenues	(3,102,483)	(5,923,406)	(868,216)

Gross profit	956,840	1,629,609	238,858
Selling expenses	(109,939)	(157,288)	(23,054)
General and administrative expenses	(149,813)	(261,772)	(38,369)
Research and development expenses	(17,545)	(57,249)	(8,391)

Total operating expenses	(277,297)	(476,309)	(69,814)

Income from operations	679,543	1,153,300	169,044
Other income (expense):
Interest expense	(64,834)	(149,193)	(21,868)
Interest income	13,622	12,740	1,867
Foreign currency exchange loss	(32,662)	(66,286)	(9,716)
Other income (expense)	(1,109)	3,915	574

Income before income taxes and minority interests	594,560	954,476	139,901
Income tax benefit (expense)	(12,928)	19,549	2,865

Income before minority interests	581,632	974,025	142,766
Minority interests	(192,612)	(291,895)	(42,784)

Net income	389,020	682,130	99,982

Accretion of Series A and Series B redeemable and convertible preferred shares to redemption value	(53,151)	—	—
Earnings allocated to participating preferred shareholders	(43,722)	—	—

Net income applicable to ordinary shareholders	292,147	682,130	99,982

Basic	97,444,766	127,419,040	127,419,040
Diluted	101,023,067	129,494,385	129,494,385

Earnings per share and per ADS
Basic	3.00	5.35	0.78
Diluted	2.89	5.27	0.77
Reconciliation of Non-GAAP measures to GAAP measures

	Year ended
	December 31, 2007	December 31, 2008
	RMB	RMB	US$
Non-GAAP income	354,017	782,789	114,736
Share-based compensation	(18,508)	(43,971)	(6,445)
Amortization of intangible assets	(43,362)	(56,688)	(8,309)

Net income applicable to ordinary shareholders	292,147	682,130	99,982

Non-GAAP diluted earnings per share and per ADS	3.42	6.04	0.89
Share-based compensation per share and per ADS	(0.16)	(0.34)	(0.05)
Amortization of intangible assets per share and per ADS	(0.37)	(0.43)	(0.07)
Diluted earnings per share and per ADS	2.89	5.27	0.77